November 19, 2010

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	The GKM Funds (the “Trust”)
File Nos. 811-10529 and 333-71402
Response to Commission’s Comments on Post-Effective Amendment No. 9 on Form N-1A

Ladies and Gentlemen:

Mr. Edward Bartz of the Commission staff contacted us to provide comments on Post-Effective Amendment No. 9 to the Trust’s registration statement on Form N-1A, which was filed with the Commission on September 29, 2010.  The following are the comments provided by the Commission staff and the Trust’s response to each:

PROSPECTUS

1.	Comment: In the Fund Summary, modify the “Annual Fund Operating Expenses” table to list “Borrowing Costs” as a subcaption to “Other Expenses” or include as a parenthetical to “Other Expenses”.

Response:  The GKM Growth Fund’s (the “Fund”) expenses related to its borrowing activities have been included in “Other Expenses”.  In addition, a parenthetical has been added explaining that.

2.	Comment: In the Fund Summary, add disclosure, if applicable, to the “Principal Risks” section that states that an investment in the fund is not a deposit of a bank and is not FDIC insured.

Response:  The Adviser is affiliated with a bank and as a result, the following disclosure has been added to the “Market Risk” disclosure:

An investment in the Fund is not a deposit of the bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

3.
Comment:  In the “Tax Information” section of the Fund Summary, disclose that shareholders investing through tax-deferred arrangements might be taxed later upon withdrawal of monies from those accounts.

Response:  Disclosure has been added to the “Tax Information” section of the Fund Summary stating “If you are investing through a tax-deferred arrangement, you may be taxed later upon withdrawal of monies from those accounts.”

4.	Comment: On the back cover of the prospectus confirm that the disclosure of the Fund’s Investment Company Act number is in type size smaller than that generally used in the prospectus.

Response:  The Investment Company Act number is in a type size smaller than that generally used in the prospectus.

STATEMENT OF ADDITIONAL INFORMATION

5.
Comment:  In the section Trustees and Officers, revise the column heading of the fourth column to state “Principal Occupation(s) During the Past 5 Years and Directorships of Public Companies Within the Past 5 Years” (new text underlined) and confirm that other directorships held by each Trustee during that time are disclosed.

Response:  The requested change has been made and the Trust has confirmed that the current disclosure is accurate.

The Trust has authorized me to acknowledge to you that:

(a)	The Trust is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff of the Securities and Exchange Commission (the “Staff”);

(b)	Staff comments or changes to disclosure in response to Staff comments in a filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(c)	The Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or additional comments, please contact the undersigned at 513-587-3406.

Sincerely,

/s/ Wade R. Bridge

Wade R. Bridge
Assistant Secretary